EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
August 6, 2012

Citizens, Inc. Reports Second Quarter and Six Months 2012 Results
Investor Conference Call Scheduled for August 7, 2012, at 10 a.m. CDT

AUSTIN, TEXAS (August 6, 2012) – Citizens, Inc. (NYSE: CIA) reported results today for the second quarter and six months ended June 30, 2012.

Rick D. Riley, Vice Chairman and President, said, “We are continuing to experience earnings compression, exacerbated by the sustained low interest rate environment. At the same time, we are continuing to see improved persistency in our life segment, which provides positive long-term encouragement. The current year results reflect a higher level of insurance benefits compared to 2011, with increases in claims and surrender payments, as well as future policyholder benefit reserve additions, largely driven by higher endowment sales and partially by the higher persistency."

"Net income for the three and six month periods ended in 2012 was $0.4 million and $1.9 million, or $0.01 and $0.04 per diluted Class A share, respectively, compared to $3.0 million and $4.6 million, or $0.04 and $0.07 per diluted Class A share, respectively, for the same three and six months of 2011.”

FOR THE PERIODS ENDED JUNE 30,	Q2 2012	Q2 2011	YTD 2012	YTD 2011
(Unaudited, In thousands, except for per share amounts)		(As adjusted)		(As adjusted)
Premiums	$41,596	39,886	80,692	77,114
Net investment income	7,612	7,503	15,189	14,803
Net realized investment gains (losses)	246	(13)	344	6
Change in fair value of warrants	37	816	73	1,215
Total revenue	49,602	48,296	96,507	93,365
Net income applicable to common stock	403	3,009	1,915	4,631
Net income per diluted share of Class A common stock	0.01	0.04	0.04	0.07
Diluted weighted average shares of Class A common stock	48,989	48,690	48,997	48,704
Operating income	$206	2,201	1,618	3,412

Riley added, “Our total revenue increased 2.7% and 3.4% for the three and six months, driven by an increase of 4.3% and 4.6% in total premiums, largely due to continuing growth in renewal premiums.  Excluding the change in fair value of warrants, revenues increased 4.4% and 4.6% for the same periods.  Investment income increased for the quarter, benefiting from bond mutual funds purchased in the latter part of 2011 and interest received on policyholder loans.  Although higher premiums drove an increase in invested assets, the growth was offset by the effect of the low interest rate environment, as our portfolio yield decreased to 3.77% compared with 3.92% at year-end 2011.”

“Book value per share of Class A common stock increased 2.8% to $5.11 at June 30, 2012.  Book value was up $0.14 from December 31, 2011, due primarily to fluctuations in the market values of bonds in our portfolio,” Riley said.

Riley commented, “The change in the fair value of warrants had a positive effect on net income of $37,000 and $73,000 for the three and six months ended June 30, 2012, respectively. The number of outstanding warrants was reduced substantially during 2011. Approximately one-third of the remaining 159,997 warrants were exercised in July, and the remaining two-thirds either will be exercised or expire before year-end, eliminating this consideration from net income going forward.”

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED JUNE 30,	Q2 2012	Q2 2011	YTD 2012	YTD 2011
(Unaudited, In thousands)		(As adjusted)		(As adjusted)
Net income	$403	3,009	1,915	4,631
Items excluded in the calculation of operating income:
Net realized investment (gains) losses	(246)	13	(344)	(6)
Change in fair value of warrants	(37)	(816)	(73)	(1,215)
Pre-tax effect of exclusions	(283)	(803)	(417)	(1,221)
Tax effect at 35%	86	(5)	120	2
Operating income	$206	2,201	1,618	3,412

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through approximately 2,300 independent marketing consultants, and domestically through almost 300 independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the second quarter of 2012, due to higher international renewal premiums, as we have experienced strong persistency.  First year premiums this quarter were below last year's volume. However, we anticipate full year sales will be in line with sales volumes recorded in 2011. We have seen endowment sales continue to be the preferred product internationally.  In addition, most of our life insurance policies contain a policy loan provision that allows the policyholder to utilize cash value of a policy to pay premiums and keep policies in force. The policy loan asset balance in the life insurance segment increased 5.6% from year-end 2011 and increased 11.8% from second quarter 2011.

o
Benefits and expenses – Life insurance benefits and expenses increased for the second quarter 2012 compared to the same period in 2011, primarily due to increases in claims, surrenders and policy benefit reserves.  Endowment products require accumulation of higher reserve balances on the front end when compared to whole life products. In addition, we are reporting increased reserves as persistency has improved from the 2011 levels reported. Commission expense decreased from the prior year as renewal premiums, which have lower commission rates, comprised a larger percentage of total premiums this year.

For the second quarter of 2012 compared to the same period in 2011, the Company reported a higher increase in policy benefit reserves due to three factors. The most significant factor was the better than anticipated persistency. In addition, we are recognizing the effect of the current low interest rate environment on reserves for policies issued in the last few years, which require higher reserves for new policies compared to prior issue years. Further, we continue to experience growth in new sales of endowment products, which require higher initial reserve levels. Commission expense decreased from the prior year as renewal premiums, which have lower commission rates, comprised a larger percentage of total premiums this year.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing approximately 530 employees and independent agents.

o
Premiums – Home service premiums increased 1.6% from the six months of 2011, primarily due to premiums from a small block of business we acquired in the latter part of 2011 that is not included in results for the first six months of last year.

o
Benefits and expenses – Home service benefits and expenses increased by 5.9% and 1.3% for the three and six months of 2012.  Claims and surrenders increased by 20.0% and 2.4% for the three and six months of 2012, primarily due to higher reported claims in the current year. Additionally, we released $0.3 million of incurred but unreported death claims liability in the second quarter of 2011, which is skewing comparability. In addition, this segment is reporting increased amortization of deferred acquisition costs, as persistency has declined compared to 2011.

The non-insurance segment reflected a loss in 2012 compared to income in 2011. This segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.  The segment loss reported for the three and six months of 2012 was primarily due to significantly lower gains from the change in fair value of warrants.

INVESTMENTS

t	Invested assets – Total invested assets increased from year-end 2011 as new premium funds were invested in bonds and policy loans increased over the prior year amounts.

o	Fixed maturity securities represented 87.9% of the investment portfolio at June 30, 2012, compared with 88.4% at year-end 2011.

o	Equity security holdings increased slightly to $46.4 million at June 30, 2012 from $46.1 million at year-end 2011 due to increases in fair value.

o	Cash and cash equivalents represented 7.6% of total cash, cash equivalents and invested assets at June 30, 2012, up from 3.8% at year-end 2011, reflecting the timing of calls and reinvestment.

t
Investment income – Net investment income increased slightly for the quarter ended June 30, 2012 compared to the same period in 2011, primarily due to dividend income from bond mutual funds purchased in the second half of 2011.  The policy loan asset balance increased by 5.2% in 2012, resulting in an increase in policy loan income, a component of investment income.

o	Yield – During 2012, average invested assets increased slightly and average annualized yield decreased to 3.77% compared with 3.92% at year-end 2011.

o	Duration – The average maturity of the fixed income bond portfolio was 11.9 years with an estimated effective maturity of 6.2 years as of June 30, 2012.

INVESTOR CONFERENCE CALL

On Tuesday, August 7, Citizens will host a conference call to discuss operating results at 10 a.m. Central Daylight Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2011, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-

looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended June 30,
	2012		2011*
	(Unaudited)
Revenues:
Premiums:
Life insurance		$39,945		38,231
Accident and health insurance		417		396
Property insurance		1,234		1,259
Net investment income		7,612		7,503
Realized investment gains (losses), net		246		(13)
Decrease in fair value of warrants		37		816
Other income		111		104
Total revenues		49,602		48,296
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		16,109		14,905
Increase in future policy benefit reserves		16,751		13,000
Policyholders' dividends		2,281		1,920
Total insurance benefits paid or provided		35,141		29,825
Commissions		9,731		9,930
Other general expenses		6,342		6,698
Capitalization of deferred policy acquisition costs		(7,044)		(7,364)
Amortization of deferred policy acquisition costs		4,433		4,071
Amortization of cost of customer relationships acquired		660		758
Total benefits and expenses		49,263		43,918
Income before federal income tax		339		4,378
Federal income tax expense (benefit)		(64)		1,369
Net income		403		3,009
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.01		0.06
Basic earnings per share of Class B common stock	—		0.03
Diluted earnings per share of Class A common stock	0.01		0.04
Diluted earnings per share of Class B common stock	—		0.03
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		6,003		10,495
Reclassification adjustment for (gains) losses included in net income		(121)		13
Unrealized gains on available-for-sale securities, net		5,882		10,508
Income tax expense on unrealized gains on available-for-sale securities		2,063		3,678
Other comprehensive income		3,819		6,830
Comprehensive income		$4,222		9,839

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Six Months Ended June 30,
	2012		2011*
	(Unaudited)
Revenues:
Premiums:
Life insurance		$77,351		73,842
Accident and health insurance		830		768
Property insurance		2,511		2,504
Net investment income		15,189		14,803
Realized investment gains, net		344		6
Decrease in fair value of warrants		73		1,215
Other income		209		227
Total revenues		96,507		93,365
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		30,863		29,784
Increase in future policy benefit reserves		30,892		25,318
Policyholders' dividends		4,155		3,582
Total insurance benefits paid or provided		65,910		58,684
Commissions		18,395		19,002
Other general expenses		12,958		13,101
Capitalization of deferred policy acquisition costs		(12,983)		(14,005)
Amortization of deferred policy acquisition costs		8,559		8,309
Amortization of cost of customer relationships acquired		1,236		1,405
Total benefits and expenses		94,075		86,496
Income before federal income tax		2,432		6,869
Federal income tax expense		517		2,238
Net income		1,915		4,631
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.04		0.09
Basic earnings per share of Class B common stock	0.02		0.05
Diluted earnings per share of Class A common stock	0.04		0.07
Diluted earnings per share of Class B common stock	0.02		0.04
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		8,564		12,121
Reclassification adjustment for gains included in net income		(207)		(6)
Unrealized gains on available-for-sale securities, net		8,357		12,115
Income tax expense on unrealized gains on available-for-sale securities		2,959		4,240
Other comprehensive income		5,398		7,875
Comprehensive income		$7,313		12,506

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	June 30,	December 31,
	2012	2011*
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$551,076	514,253
Fixed maturities held-to-maturity, at amortized cost	189,821	227,500
Equity securities available-for-sale, at fair value	46,409	46,137
Mortgage loans on real estate	1,535	1,557
Policy loans	41,114	39,090
Real estate held for investment	8,565	8,539
Other long-term investments	94	105
Short-term investments	4,385	2,048
Total investments	842,999	839,229
Cash and cash equivalents	68,916	33,255
Accrued investment income	8,686	7,787
Receivable for securities in process of settlement	7,030	—
Reinsurance recoverable	9,086	9,562
Deferred policy acquisition costs	128,878	124,542
Cost of customer relationships acquired	26,560	27,945
Goodwill	17,160	17,160
Other intangible assets	892	906
Federal income tax receivable	81	901
Property and equipment, net	7,671	7,860
Due premiums, net	8,770	9,169
Prepaid expenses	1,946	396
Other assets	786	800
Total assets	$1,129,461	1,079,512
(Continued)

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	June 30,	December 31,
	2012	2011*
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$727,436	697,502
Annuities	49,369	47,060
Accident and health	5,521	5,612
Dividend accumulations	11,377	10,601
Premiums paid in advance	27,042	25,291
Policy claims payable	9,169	10,020
Other policyholders' funds	9,009	8,760
Total policy liabilities	838,923	804,846
Commissions payable	2,493	2,851
Deferred federal income tax	15,220	13,940
Payable for securities in process of settlement	8,701	—
Warrants outstanding	378	451
Other liabilities	8,323	9,382
Total liabilities	874,038	831,470

Stockholders' equity:
Class A, common stock	258,616	258,548
Class B, common stock	3,184	3,184
Accumulated deficit	(19,936)	(21,851)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	24,570	19,172
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	255,423	248,042
Total liabilities and stockholders’ equity	$1,129,461	1,079,512

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.